Transcript of Full Video

| VO | Visual |
|---|---|
| On March 10, 1876 | On March 10, 1876 |
| Alexander Graham Bell Made the First Phone Call | Alexander Bell Made the First Phone Call |
| <Music> | Timeline |
| 140 years ago to the day we are launching | Timeline |
| Primo | Primo on Timeline |
| Setting a new standard in communication | Primo on Timeline |
| <Music> | Join us to make history |
| I became a telecommunications entrepreneur when I was living overseas and found it very expensive to call back home. I new that there had to be a better way of doing it. | David speaking to camera |
| So, for the past 20 years I've started several companies, whose sole purpose is making communcation easier. | Visual of company/ success |
| At Ultra, we redefined what it means to be a phone company in the biggest market in the world. | Ultra Mobile Logo (current reel logo and zoom) |
| In 3 years we were making over $100m in annual revenue, | $100m in annual revenue |
| had a growth rate of 100,000% | Show growth chart up to 100,000% |
| and ranked #1 on the Inc.500. | Move up to show Ultra in top spot of Inc.500 list |
| that gave us the 2015 title of fastest growing company in America, | # 1 fastest growing private company of 2015 (could be as is - or photos running across entire team - not just on brochure, or just stand alone without the photos & zooms in) |
| And I'm bringing our entire team and all our experience to Primo | David speaking to camera |
| So we can redefine communications at a global level | Phone with apps flowing in/out |
| Today we have a lot of choice. But international communication is either simple yet expensive, or free but complicated | Phone with apps flowing in/out |
| There a lot of apps you can get on your smartphone, and they all do something very well. | David speaking to camera |
| But they all have limitations, which means people use different apps to communicate with different people. | visual of lots of diffent app icons, replaced by Primo icon? |

| | |
|---|---|
| We wanted to design the perfect app. | Show using Primo |
| Primo is designed and built for everyone. | David speaking to camera (can we extend David time to camera for full section?) |
| We've combined video, voice, messaging and file sharing all in one app. | Show icons and show them all move into phone with Primo App |
| Plus  with Primo you can call anyone on any device, whether it be to another Primo user | Diagram of phone to landline/mobile/smartphone/tablet |
| a mobile | Cut to guy on mobile phone |
| or a landline. | Vietnamese guy |
| And Primo connects you seamlessly, with HD quality sound | Globe with blue lines connecting |
| We are breaking down borders - making it free to call 4 billion people around the world. | Map of the world (Suggestion to make more dynamic: Show map as grey and then add the blue when we say "making it free") |
| Primo is an innovative company, which is why we are using the  most innovative way to raise money | Crowdfunding page |
| Having grown 2 companies that have topped Inc. Magazines list of fastest growing companies in America, we know how to grow a company. | David speaking to camera / or 2 x inc logos with Justice Technology (1998)and Ultra (2015) |
| Download the app and we'll give you 500 mintues to call for free | show downloading using Primo |
| It's a great way to try Primo. We hope that you download it and try primo, and really get the full utilization of everything that primo has to offer | David speaking to camera |
| We're making global communication free, join us and make history. | Primo Logo with URL |

Transcript of 30 Second Video

| 15 seconds | Visual |
|---|---|
| 140 years ago | On March 10, 1876 |
| Alexander Bell Made the First Phone Call | Alexander Bell Made the First Phone Call |
| | Timeline |
| Today, Primo is redefining communiciaion | Primo on timeline |
| We've combined video, voice, messaging and file sharing all in the one app. | Show icons and show them all move into phone with Primo App |
| and made it possible to  call anyone | Diagram of phone to landline/mobile/smartphone/tablet |
| | Map of the world (Suggestion to make more dynamic: Show map as grey and then add the blue when we say "making it free") |
| | Crowdfunding page? |
| | Inc 500 logos? |
| We're making global communication free. Join us to make history | Primo Logo with URL |